Filed by Tivity Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Nutrisystem, Inc.

Commission File No.: 000-28551

Date: December 10, 2018

Tivity Health Acquires Nutrisystem – Tivity Health Key Partner Email

SUBJECT: Tivity Health to Acquire Nutrisystem

Dear [NAME],

I’m pleased to share some very exciting news. Tivity Health recently announced that it has entered into an agreement to acquire Nutrisystem, a leading provider of weight management products and services. A link to our press release is available here [INSERT LINK TO PRESS RELEASE].

The acquisition of Nutrisystem is a transformational next step in Tivity Health’s evolution, as we expand our healthy lifestyle brand portfolio by adding nutrition solutions. As you may know, Nutrisystem is a leader in the weight-loss industry and has helped millions of people lose weight over the past 45 years. Tivity Health and Nutrisystem share a common strategic vision, mission and culture. Both companies have successful and complementary portfolios of leading brands with dedicated consumer and member followings, and our combined platform will increase awareness and member enrollment and engagement across all consumer audiences.

Tivity Health will be unique in offering, at scale, an integrated portfolio of fitness, nutrition and social engagement solutions to support overall health and wellness. Through this expanded portfolio, we will be better positioned to address weight management – a major factor contributing to many chronic diseases. The diversification of our solutions portfolio and increased scale will benefit all of our stakeholders – including health plans, fitness partners, members and consumers – as these offerings will make Tivity Health well equipped to lower medical costs and improve people’s lives by better managing calories in and calories out and supporting healthier lifestyles.

Many of the most common chronic conditions afflicting Americans today are associated with weight management, nutrition and physical fitness, and addressing both calories in and calories out is an important part of alleviating those conditions. Today, Tivity Health manages calories out with our SilverSneakers®, Prime® Fitness and flip50™ programs, and Nutrisystem manages calories in with its weight loss solutions. We believe that combining our two companies will create entirely new value propositions for our health plans, fitness partners, members and consumers. Nearly a quarter of older adults suffer from social isolation and over 170 million are obese or overweight. Tivity Health will be one of the few companies best equipped to address these unmet critical health needs and the related costs.

This announcement is just the first step in the process. We expect to complete the transaction in the first quarter of 2019, pending regulatory and other customary approvals. Until that time, it is business as usual. Tivity Health and Nutrisystem will continue to operate as independent entities, and your existing contacts at our company will remain the same. Rest assured that working with you to develop and deliver best-in-class solutions for our customers and members will continue to be our top priority.

Should you have any questions about this announcement, please don’t hesitate to reach out. As always, thank you for your confidence in Tivity Health. We appreciate the partnership we have with you and we look forward to continuing to work together moving forward.

Sincerely,

[NAME]

Note on Forward-Looking Statements

This communication contains certain statements that are “forward-looking” statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon current expectations and include all statements that are not historical statements of fact and those regarding the intent, belief or expectations, including, without limitation, statements that are accompanied by words such as “will,” “expect,” “outlook,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” or other similar words, phrases or expressions and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the proposed merger, integration and transition plans, synergies, opportunities and anticipated future performance. Readers of this communication should understand that these statements are not guarantees of performance or results. Many risks and uncertainties could affect actual results and cause them to vary materially from the expectations contained in the forward-looking statements.

These risks and uncertainties include, among other things: the timing and likelihood of, and any conditions or requirements imposed in connection with, obtaining required stockholder or regulatory approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that expected benefits, synergies and growth opportunities of the proposed transaction may not be achieved in a timely manner or at all, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the risk that Tivity Health and Nutrisystem will be unable to retain or hire key personnel; the ability to successfully integrate Nutrisystem’s business with Tivity Health following the closing; the risk that the significant indebtedness incurred to fund the purchase price may limit Tivity Health’s ability to adapt to changes in the economy or market conditions, expose the company to interest rate risk for the variable rate indebtedness and require a substantial portion of cash flows from operations to be dedicated to the payment of indebtedness; and the risk that disruption from the proposed transaction may adversely affect Tivity Health’s and Nutrisystem’s business and their respective relationships with customers, vendors or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Tivity Health’s and Nutrisystem’s filings with the Securities and Exchange Commission (“SEC”). Except as required by law, neither Tivity Health nor Nutrisystem undertakes any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Tivity Health expects to file with the SEC a registration statement of Tivity Health on Form S-4 (the “registration statement”) that will include a proxy statement of Nutrisystem and that will also constitute a prospectus of Tivity Health (the “proxy statement/prospectus”). Nutrisystem expects to mail the proxy statement/prospectus to its stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT INFORMATION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIVITY HEALTH, NUTRISYSTEM AND THE PROPOSED TRANSACTION. The registration statement and other documents filed by Tivity Health with the SEC may be obtained free of charge at Tivity Health’s website at http://www.tivityhealth.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Tivity Health by requesting them by mail at Tivity Health, Inc., 701 Cool Springs Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or by telephone at (615) 614-4576. The proxy statement/prospectus and other documents filed by Nutrisystem with the SEC may be obtained free of charge at Nutrisystem’s website at http://www.nutrisystem.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Nutrisystem by requesting them by mail at Nutrisystem, Inc., 600 Office Center Drive, Fort Washington, PA 19034, Attention: Investor Relations, or by telephone at (215) 346-8136.

Participants in Solicitation

Tivity Health and Nutrisystem and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Tivity Health’s directors and executive officers is available in Tivity Health’s proxy statement for Tivity Health’s 2018 annual meeting of stockholders filed with the SEC on April 13, 2018 on Schedule 14A. Information about Nutrisystem’s directors and executive officers is available in Nutrisystem’s proxy statement for Nutrisystem’s 2018 annual meeting of stockholders filed with the SEC on March 26, 2018 on Schedule 14A. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Tivity Health or Nutrisystem as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.